GigaMedia Limited and its subsidiaries Registration Number: 199905474H
Annual Report
Year ended 31 December 2018

GIGAMEDIA  LIMITED  AND  ITS  SUBSIDIARIES

(Registration  Number:  199905474H)

ANNUAL  REPORT

YEAR  ENDED  31  DECEMBER  2018

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

C O N T E N T S

PAGE

Directors’ statement	1 - 4
Independent auditor’s report	5 – 8
Statements of financial position	9
Consolidated statement of profit or loss	10
Consolidated statement of comprehensive income	11
Consolidated statement of changes in equity	12 -13
Consolidated statement of cash flows	14
Notes to the consolidated financial statements	15 - 63

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2018

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2018.

In our opinion:

(a)

the financial statements set out on pages 9 to 63 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at 31 December 2018 and the financial performance, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

Directors

The directors in office at the date of this statement are as follows:

Huang, James Cheng-Ming
Hong, Chin Fock (Damian)
Huang, John Ping Chang
Huang, Billy Bing-Yuan
Liu, Nick Chia-En
Tung, Casey Kuo Chong

Directors' interests

According to the register kept by the Company for the purposes of Section 164 of the Act, particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year
The Company
Huang, James Cheng-Ming
-ordinary shares
-interests held	336,811	700,066
-options to subscribe for ordinary shares	4,000	4,000

Huang, John Ping Chang
-options to subscribe for ordinary shares	4,000	4,000

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2018

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year

Huang, Billy Bing-Yuan
-options to subscribe for ordinary shares	4,000	4,000

Liu, Nick Chia-En
-options to subscribe for ordinary shares	4,000	4,000

Tung, Casey Kuo Chong
-options to subscribe for ordinary shares	4,000	4,000

Hong, Chin Fock (Damian)
-options to subscribe for ordinary shares	4,000	4,000

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year or at the end of the financial year.

Except as disclosed under the “Share options” section of this statement, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance.  The 2007 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan.  The maximum contractual term for the options under the 2007 Plan is 10 years. There were 4,000 shares granted in May 2017. The 2007 Plan has lapsed in June 2017.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2008 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan.  The maximum contractual term for the options under the 2008 Plan is 10 years. No shares have been issued under the 2008 Plan during the current financial year.

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2018

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand ordinary shares of the Company were reserved for issuance.  Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP.  Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP.  The 2008 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand ordinary shares of the Company have been reserved for issuance.  The 2009 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan.  The maximum contractual term for the options under the 2009 Plan is 10 years. No shares have been issued under the 2009 Plan during the current financial year.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP.  The 2009 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2010 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years. No shares have been issued under the 2010 Plan during the current financial year.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP.  The 2010 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2010 ESPP.

GigaMedia Limited and its subsidiariesFinancial statementsYear ended 31 December 2018

Summarised below are the general terms of its share-based compensation plans as of 31 December 2018.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

29.01.2008	8	–	(8)	–	$80.05	29.01.2008 - 29.01.2018
01.12.2008	68	–	(68)	–	$21.20	01.12.2008 - 19.06.2018
13.05.2010	176	–	–	176	$12.35	13.05.2010 - 13.05.2020
20.05.2011	12	–	–	12	$6.25	20.05.2011 - 20.05.2021
05.01.2012	4	–	–	4	$4.05	05.01.2012 - 05.01.2022
28.10.2013	4	–	–	4	$5.05	28.10.2013 - 28.10.2023
28.03.2014	25	–	–	25	$7.15	28.03.2014 - 28.03.2024
31.03.2015	8	–	(4)	4	$3.85	31.03.2015 - 31.03.2025
05.05.2017	4	–	–	4	$2.90	05.05.2017 - 05.05.2027
	309	–	(80)	229

All options are expected to be settled by issuing new shares.

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/S/ HUANG, JAMES CHENG-MING

─────────────────────

HUANG, JAMES CHENG-MING

Director

/S/ HUANG, JOHN PING CHANG

─────────────────────

HUANG, JOHN PING CHANG

Director

29 April 2019

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Report on the audit of the financial statements

Opinion

We have audited the accompanying financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at 31 December 2018, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies, as set out on pages 9 to 63.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the “Act”) and Financial Reporting Standards in Singapore (“FRSs”) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at 31 December 2018, and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (“SSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority (“ACRA”) Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (“ACRA Code”) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Revenue recognition for sale of virtual points

Revenue from sale of virtual points of the Group amounted to US$5.8 million, which accounted for 82% of total revenue for the year ended 31 December 2018.  Revenue for virtual points is recognised in profit or loss based on usage by end-users over its estimated life. The estimated lives for virtual points is a significant estimate which involves management’s judgement. Key inputs include historical virtual points redemption ratio and turnover rate of the virtual points, amount of outstanding virtual points, and the projected time interval between purchases and consumption by end users.   All unearned revenue is recorded as contract liabilities at the end of each reporting period. The contract liabilities and revenue are disclosed in Notes 15 and 16 to the financial statements.

Our audit performed and responses thereon

Our audit procedures focussed on evaluating and challenging the key assumptions used by management in the accuracy of revenue recognition.

Our procedures included:

•	Obtaining an understanding and testing of the operative effectiveness of the relevant internal controls over management’s process on revenue recognition of virtual points;

•	Assessing and testing inputs used by management;

•

Involving information technology specialists to assist in the testing of the general information technology (“IT”) controls surrounding the Group’s operating system and automated controls, including interface between different IT applications; and

•	Independently developing expectation on estimated lives.

Based on our procedures, we noted that management’s estimate to be reasonable.

Other information

Management is responsible for the other information. The other information comprises the directors’ statement.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditors’ report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditor’s report is Lee Boon Teck.

/S/ Deloitte & Touche LLP

Public Accountants and

Chartered Accountants

Singapore

29 April 2019

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2018

Statements of financial position As at 31 December 2018
		Group		Company
	Note	2018	2017	2018	2017
		US$’000	US$’000	US$’000	US$’000
Assets
Property, plant and equipment	4	121	158	–	–
Intangible assets	5	38	3	–	–
Subsidiaries	6	–	–	62,640	64,650
Other assets (non-current)	7	256	282	–	–
Non-current assets		415	443	62,640	64,650

Trade and other receivables	8	769	1,334	1,665	1,760
Other assets (current)	7	435	459	–	–
Cash and cash equivalents	9	59,826	64,177	2,268	2,652
Current assets		61,030	65,970	3,933	4,412
Total assets		61,445	66,413	66,573	69,062

Equity attributable to owners of the Company
Share capital	10	213,238	213,238	213,238	213,238
Reserves	11	(6,822)	(6,495)	(1,702)	429
Accumulated losses		(148,483)	(145,378)	(145,169)	(144,857)
Total equity		57,933	61,365	66,367	68,810

Liability
Deferred tax liabilities	12	–	–	–	–
Non-current liability		–	–	–	–

Trade and other payables	14	1,904	3,185	206	252
Contract liabilities	15	1,608	–	–	–
Deferred revenue		–	1,863	–	–
Current liabilities		3,512	5,048	206	252
Total liabilities		3,512	5,048	206	252
Total equity and liabilities		61,445	66,413	66,573	69,062

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2018

Consolidated statement of profit or loss Year ended 31 December 2018
	Note	2018	2017
		US$’000	US$’000

Revenue	16	7,101	11,596
Cost of sales		(3,585)	(5,098)
Gross profit		3,516	6,498

Other income	17	328	1,735

Product development and engineering expenses		(1,091)	(1,072)
Selling and marketing expenses		(3,297)	(3,993)
General and administrative expenses		(3,682)	(3,527)
Other operating expenses		(267)	(769)
Results from operating activities		(4,493)	(1,128)

Finance income		1,302	602
Finance expenses		–	(34)
Net finance income	18	1,302	568

Share of loss of associates, net of tax		–	(24)
Loss before tax		(3,191)	(584)
Tax credit	19	–	1,671
(Loss) Profit for the year	20	(3,191)	1,087

See accompanying notes to financial statements.

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2018

Consolidated statement of comprehensive income Year ended 31 December 2018
	Note	2018	2017
		US$’000	US$’000

(Loss) Profit for the year		(3,191)	1,087

Other comprehensive income:
Item that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	13	(22)	(7)
		(22)	(7)

Items that may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets reclassified to profit or loss on disposal		–	(2)
Foreign currency translation differences – foreign operations		(330)	636
		(330)	634
Other comprehensive (loss) income for the year, net of tax		(352)	627
Total comprehensive (loss) income for the year		(3,543)	1,714

See accompanying notes to financial statements

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2018

Consolidated statement of changes in equity (cont’d) Year ended 31 December 2018

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2017		213,238	12,865	1,516	(146,458)	2	(21,505)	59,658

Total comprehensive income for the year
Income for the year		–	–	–	1,087	–	–	1,087

Other comprehensive income
Foreign currency translation		–	–	–	–	–	636	636
Defined benefit plan remeasurements	13	–	–	–	(7)	–	–	(7)
Net change in fair value of available-for-sale financial assets on disposal		–	–	–	–	(2)	–	(2)
Total other comprehensive income, net of tax		–	–	–	(7)	(2)	636	627
Total comprehensive income for the year		–	–	–	1,080	(2)	636	1,714

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions	11	–	(7)	–	–	–	–	(7)
Total transactions with owners		–	(7)	–	–	–	–	(7)

At 31 December 2017		213,238	12,858	1,516	(145,378)	–	(20,869)	61,365
Adoption of FRS 115	2	–	–	–	108	–	–	108
At 1 January 2018		213,238	12,858	1,516	(145,270)	–	(20,869)	61,473

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2018

Consolidated statement of changes in equity Year ended 31 December 2018

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserve	Accumulated losses	Foreign currency translation reserve	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2018		213,238	12,858	1,516	(145,270)	(20,869)	61,473

Total comprehensive income (loss) for the year
Loss for the year		–	–	–	(3,191)	–	(3,191)

Other comprehensive income
Foreign currency translation		–	–	–	–	(330)	(330)
Defined benefit plan remeasurements	13	–	–	–	(22)	–	(22)
Total other comprehensive income, net of tax		–	–	–	(22)	(330)	(352)
Total comprehensive income (loss) for the year		–	–	–	(3,213)	(330)	(3,543)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions	11	–	3	–	–	–	3
Total transactions with owners		–	3	–	–	–	3

At 31 December 2018		213,238	12,861	1,516	(148,483)	(21,199)	57,933

See accompanying notes to financial statements

GigaMedia Limited and its subsidiaries
Financial statements
Year ended 31 December 2018

Consolidated statement of cash flows Year ended 31 December 2018
	2018	2017
	US$’000	US$’000
Cash flows from operating activities
Loss before tax	(3,191)	(584)
Adjustments for:
Loss allowances for trade receivables	23	127
Amortisation – intangible assets	26	7
Depreciation of property, plant and equipment	100	42
Gain on sale of available-for-sale financial assets	–	(2)
Loss on disposal of an associate	–	52
Impairment loss on prepaid licensing fees and royalty fees	244	–
Interest expense	–	34
Interest income	(1,302)	(602)
Share-based compensation	3	(7)
Share of loss of associates, net of tax	–	24
Operating loss before working capital changes	(4,097)	(909)

Changes in:
Trade and other receivables	542	149
Other assets	(220)	561
Trade and other payables	(1,281)	(1,464)
Contract liabilities	(147)	–
Prepaid pension plans	12	(9)
Cash used in operating activities, representing net cash used
in operating activities	(5,191)	(1,672)

Cash flows from investing activities
Interest received	1,302	602
Proceeds from disposal of available-for-sale financial assets	–	3
Proceeds from disposal of an associate	–	1,058
Purchase of property, plant and equipment	(66)	(192)
Purchase of intangible assets	(61)	(11)
Refundable deposit	11	37
Others	–	35
Net cash from investing activities	1,186	1,532

Cash flows from financing activities
Repayment of short-term borrowings		–	(2,631)
Deposits pledged		(11)	(7)
Interest paid		–	(35)
Net cash used in financing activities		(11)	(2,673)

Net decrease in cash and cash equivalents		(4,016)	(2,813)
Cash and cash equivalents at 1 January		63,670	65,711
Effect of exchange rate fluctuations on cash held in foreign currencies		(346)	772
Cash and cash equivalents at 31 December	9	59,308	63,670

See accompanying notes to financial statements

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

1.	Corporate information

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore.  The address of its registered office is at 80 Robinson Road, #02-00, Singapore 068898.  Its principal place of business is at 8th Floor, No.22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The principal activity of the Company is that of investment holding.  The principal activities of the subsidiaries are disclosed in Note 6 to the financial statements.

The Company is listed on the NASDAQ Stock Market in the United States.

The consolidated financial statements of the Group and statement of financial position of the Company for the year ended 31 December 2018 were authorised for issue by the Board of Directors on 29 April 2019.

2.Summary of significant accounting policies

Basis of preparation

The financial statements have been prepared in accordance with the historical cost basis except as disclosed in the accounting polices below, and are drawn up in accordance with the provisions of the Singapore Companies Act and Financial Reporting Standards in Singapore (“FRS”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of FRS 102 Share-based Payment, leasing transactions that are within the scope of FRS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in FRS 2 Inventories or value in use in FRS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

▪	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

▪	Level 3 - Unobservable inputs for the asset or liability.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Adoption of new and revised standards

In the current financial year, the Group has adopted all the new and revised FRSs and interpretations of FRS (“INT FRS”) that are relevant to its operations and effective for annual periods beginning on or after 1 January 2018. The adoption of these new/revised FRSs and INT FRSs does not result in changes to the Group’s and Company’s accounting policies except as follows:

FRS 109 Financial Instruments

FRS 109 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets and 3) general hedge accounting. Details of these new requirements as well as their impact on the financial statements are described below.

The Group and Company applied FRS 109 with an initial application date of 1 January 2018. The transition provisions of FRS 109 allow an entity not to restate comparatives. The Group and Company have elected not to restate the comparative information, which continues to be reported under FRS 39.

The significant accounting policies for financial instruments under FRS 109 is as disclosed in Note 2 below.

FRS 109 Financial Instruments

(a)	Classification and measurement of financial assets and financial liabilities

The Group has applied the requirements of FRS 109 to instruments that have not been derecognised as at 1 January 2018 and has not applied the requirements to instruments that have already been derecognised as at 1 January 2018. The classification of financial assets is based on two criteria: the Group’s business model for managing the assets and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding. There are no changes in classification and measurement of the Group’s financial assets and financial liabilities.

(b) Impairment of financial assets

FRS 109 requires an expected credit loss model as opposed to an incurred credit loss model under FRS 39. The expected credit loss model requires the company to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. It is no longer necessary for a credit event to have occurred before credit losses are recognised.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Specifically, FRS 109 requires the company to recognise a loss allowance for expected credit losses on i) debt investments subsequently measured at amortised cost or at fair value through other comprehensive income, ii) lease receivables, iii) contract assets and iv) loan commitments and financial guarantee contracts to which the impairment requirements of FRS 109 apply.

Based on the assessment, management is of the view that the adoption of FRS 109 has no material effect on the amounts reported for the current or prior years.

FRS 115 Revenue from Contracts with Customers

FRS 115 supersedes FRS 11 Construction Contracts, FRS 18 Revenue and the related Interpretations. FRS 115 introduces a 5-step approach to revenue recognition. Far more prescriptive guidance has been added in FRS 115 to deal with specific scenarios.

The Group and Company have applied FRS 115 using the modified retrospective method with the cumulative effect of initially applying this standard recognised at the date of initial application (1 January 2018) as an adjustment to the opening balance of retained earnings. Therefore, the comparative information was not restated and continues to be reported under FRS 11, FRS 18 and the related interpretations. The Group and Company have elected to apply this standard retrospectively only to contracts that are not completed contracts at the date of initial application. Apart from providing more extensive disclosures on the Group’s revenue transactions, the amount of adjustment for each financial statement line item affected by the application of FRS 115 for the prior years is illustrated below. Management has determined that the adoption of FRS 115 has no material impact on the amounts reported for the current year.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

	Previously reported as at 31 December 2017	Adoption of FRS 115	Note	Adjusted as at 1 January 2018
	US$’000	US$’000		US$’000

Assets
Property, plant and equipment	158			158
Intangible assets	3			3
Subsidiaries	–			–
Other assets (non-current)	282			282
Non-current assets	443			443

Trade and other receivables	1,334			1,334
Other assets (current)	459			459
Cash and cash equivalents	64,177			64,177
Current assets	65,970			65,970
Total assets	66,413			66,413

Equity attributable to owners of the Company
Share capital	213,238			213,238
Reserves	(6,495)			(6,495)
Accumulated losses	(145,378)	108	(a)	(145,270)
Total equity	61,365			61,473

Liabilities
Deferred tax liabilities	–			–
Non-current liability	–			–

Trade and other payables	3,185			3,185
Contract liabilities	–	1,755	(a)	1,755
Deferred revenue	1,863	(1,863)	(a)	–
Current liabilities	5,048			4,940
Total liabilities	5,048			4,940
Total equity and liabilities	66,413			66,413

(a)

Proceeds received relating to the sale of virtual points and in-game virtual items which are activated or charged to the respective user game account but which have not been consumed by the users or expired were recognised as deferred revenue previously. Under the contractual terms, some users may not exercise all of their contractual rights, and these unexercised rights are referred to as breakage in accordance with FRS 115. The amount of breakage is recognised as revenue when the likelihood of the users exercising the remaining rights becomes remote. Arising from this, there has been an adjustment to deferred revenue and revenue to reflect the change in accounting and the amount previously recognised as deferred revenue has been reclassified as contract liabilities.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

At the date of authorisation of these financial statements, the following new and revised FRSs and amendments to FRSs that are relevant to the Group and the Company were issued but not effective:

•	FRS 116 Leases[1]

FRS 116 Leases

The Standard provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. The identification of leases, distinguishing between leases and service contracts, are determined on the basis of whether there is an identified asset controlled by the customer.

Significant changes to lessee accounting are introduced, with the distinction between operating and finance leases removed and assets and liabilities recognised in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). The Standard maintains substantially the lessor accounting approach under the existing framework.

As at 31 December 2018, the Group has non-cancellable operating lease commitments of approximately US$954,000. FRS 17 does not require the recognition of any right-of-use asset or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in Note 21.  A preliminary assessment indicates that these arrangements will meet the definition of a lease under FRS 116, and hence the Group will recognise a right-of-use asset and a corresponding liability in respect of these leases unless they qualify for low value or short-term leases upon application of FRS 116.

Other than the above, management has considered and is of the view that the adoption of the other amendments to FRSs that are issued as at date of authorisation of these financial statements but effective only in future periods will not have a material impact on the financial statements in the period of their initial adoption.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

•	The size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Company, other vote holders or other parties;

•	Rights arising from other contractual arrangements; and

•

Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies.

Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable FRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under FRS 109, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company’s financial statements, investments in subsidiaries and associates are carried at cost less any impairment in net recoverable value that has been recognised in profit or loss.

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the acquisition date fair values of assets given, liabilities incurred by the Group to the former owners of the acquiree, and equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below). The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value, with the corresponding gain or loss being recognised in profit or loss.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under the FRS are recognised at their fair value at the acquisition date, except that:

•

Deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with FRS 12 Income Taxes and FRS 19 Employee Benefits respectively;

•

Liabilities or equity instruments related to share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment awards transactions with share-based payment awards transactions of the acquirer in accordance with the method in FRS 102 Share-based Payment at the acquisition date; and

•	Assets (or disposal groups) that are classified as held for sale in accordance with FRS 105 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another FRS.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year from acquisition date.

If the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquire (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Associate

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

The results and assets and liabilities of the associate are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with FRS 105. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group's share of the profit or loss and other comprehensive income of the associate. When the Group's share of losses of an associate exceeds the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group's share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of FRS 109 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with FRS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with FRS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with FRS 109. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a Group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate are recognised in the Group's consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

Foreign currency

The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The Group’s consolidated financial statements are presented in US dollars as the Company is listed on the NASDAQ Stock Market at United States. The Company’s functional currency is New Taiwan dollars.

a)	Transactions and balances

Transactions in foreign currencies are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the reporting date are recognised in profit or loss for the period except for exchange differences arising on monetary items that form part of the Group’s net investment in foreign operations, which are recognised initially in other comprehensive income and accumulated under translation reserve in equity. The translation reserve is reclassified from equity to the profit or loss of the Group on disposal of the foreign operation.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

b)	Group companies

The assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and income and expenses are translated at the average exchange rates for the year. The exchange differences arising on the translation are taken directly to other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in profit or loss.

In the case of a partial disposal without loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative amount of the exchange differences are re-attributed to non-controlling interest and are not recognised in profit or loss.  For partial disposals of associates that are foreign operations, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes are stated in the consolidated statement of financial position at cost, less subsequent accumulated depreciation and accumulated impairment losses, if any.

Depreciation is charged so as to write off the cost of items of property, plant, and equipment less their residual values over their estimated useful lives, using the straight-line method, on the following bases:

Buildings-50 years

Leasehold improvements	-3 to 5 years

Information and communication equipment-2 to 5 years

Office furniture and equipment-3 to 5 years

The residual values, useful life and depreciation method are reviewed at end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amounts of the asset and is recognised in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortisation and impairment losses. Amortisation for intangible assets with finite useful lives is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful life is used in the calculation of amortisation:

Purchased software development costs-1 to 3 years

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows expected to be generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognised in profit or loss in those expense categories consistent with the function of the impaired asset, except for assets that are previously revalued where the revaluation was taken to other comprehensive income. In this case the impairment is also recognised in other comprehensive income up to the amount of any previous revaluation.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Reversal is recognised in the profit or loss unless the asset is measured at revalued amount, in which case the reversal in excess of impairment loss previously recognised through the profit or loss is treated as a revaluation increase.

Financial instruments

Financial assets and financial liabilities are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets (before 1 January 2018)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument, or where appropriate, a shorter period.

Initial recognition and measurement

Financial assets are recognised on the statements of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial assets at initial recognition.

When financial assets are recognised initially, they are measured at fair value plus transaction costs, except for those financial assets classified as fair value through profit or loss which are initially measured at fair value.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

a)	Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, and through the amortisation process.

The Group classifies the following financial assets as loans and receivables:

•	cash and short term deposits
•	trade and other receivables, including amounts due from subsidiaries,

an associate and related parties.

b)	Available-for-sale financial assets

Certain shares securities held by the Group are classified as being available-for-sale and are stated at fair value. Fair value is determined in the manner described in Note 23. Gains and losses arising from changes in fair value are recognised in other comprehensive income with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets which are recognised directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognised in other comprehensive income and accumulated in fair value reserve is reclassified to profit or loss. Dividends on available-for-sale equity instruments are recognised in profit or loss when the Group’s right to receive payments is established. The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at end of the reporting period. The change in fair value attributable to translation differences that result from a change in amortised cost of the available-for-sale monetary asset is recognised in profit or loss, and other changes are recognised in other comprehensive income.

Investments in equity securities whose fair value cannot be reliably measured are carried at cost less impairment losses.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Derecognition

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset is impaired.

a)	Financial assets

For financial assets carried at amortised cost, the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The impairment loss is recognised in the profit or loss.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in the profit or loss.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

b)	Available-for-sale financial assets

In the case of equity investments classified as available-for-sale, objective evidence of impairment include (i) significant financial difficulty of the issuer or obligor, (ii) information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in equity instrument may not be recovered; and (iii) a significant or prolonged decline in the fair value of the investment below its costs. ‘Significant’ is to be evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.

In respect of available-for-sale equity instruments, impairment losses previously recognised in profit or loss are not reversed through profit or loss. Any subsequent increase in fair value after an impairment loss is recognised in other comprehensive income and accumulated under the heading of investments revaluation reserves.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and fixed deposits which are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Financial assets (after 1 January 2018)

Classification of financial assets

Financial assets mainly comprise cash and cash equivalents and trade and other receivables. Financial assets that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance.

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost. Interest income is recognised in profit or loss.

Impairment of financial assets

The Group recognises a loss allowance for expected credit loss (“ECL”) on financial assets at amortised costs. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group measures the loss allowance based on lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-months ECL (“12m ECL”). The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

The Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Any recoveries made are recognised in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Measurement and recognition of expected credit losses

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12m ECL at the current reporting date.

Derecognition of financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party.

On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities

Financial liabilities include trade and other payables and interest bearing loans and borrowings.

Initial recognition and measurement

Financial liabilities are recognised on the statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Derecognition

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Borrowings

Interest-bearing bank loans are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Interest expense calculated using the effective interest method is recognised over the term of the borrowings.

All borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that the Group incurs in connection with the borrowing of funds.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made on the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.  Equity instruments are recorded at the proceeds received, net of direct issue costs.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Employee benefits

a)	Defined contribution plans

The Group participates in the national pension schemes as defined by the laws of the countries in which it has operations. In particular, the Company makes contributions to the Central Provident Fund (CPF) scheme in Singapore, a defined contribution pension scheme. Contributions to defined contribution pension schemes are recognised as an expense in the period in which the related service is performed.

b)	Employee leave entitlement

Employee entitlements to annual leave are recognised as a liability when they accrue to the employees. The estimated liability for leave is recognised for services rendered by employees up to reporting date.

c)	Defined benefits plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of any plan assets is deducted.  The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset).

The calculation is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit to the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan.  In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.  An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

Remeasurements from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest).  The Group recognises them immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefits expense in profit or loss.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment, is recognised immediately in profit or loss when the plan amendment or curtailment occurs.

The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.  The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

d)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment.  The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights.  Any changes in the fair value of the liability are recognised as employee benefits expense in profit or loss.

Taxes

a)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the end of the reporting period, in the countries where the Group operates and generates taxable income.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Current income taxes are recognised in the profit or loss except to the extent that the tax relates to items recognised outside the profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

b)	Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

Where the deferred tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•

Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period. Except for investment properties measured using the fair value model, the measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in other comprehensive income or directly in equity and deferred tax arising from a business combination is adjusted against goodwill on acquisition.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.

As lessee

Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2.Summary of significant accounting policies (cont’d)

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognises revenue when it transfers control of a product or service to a customer.

Digital entertainment service revenue

Digital entertainment product and service revenues are generated through the sale of virtual points, prepaid cards and game packs. Virtual points are sold to distributors or end-users who can make the payments through credit cards, internet banking or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of prepaid cards and game packs, net of sales discounts, and virtual points are deferred when received, and revenue is recognised over time upon the actual usage of the playing time or in-game virtual items by the end-users based on the estimated service period of virtual items determined with reference to expiry period of the sold points in accordance with the Group’s published points expiration policy and the estimated useful life of virtual items.

The Group reports sales of virtual points on a gross basis. In the sales of virtual points, the Group acts as a principal and the Group has latitude in establishing price. Fixed percentage fees retained by convenient stores and service providers for payment processing related to the Group’s digital entertainment services are recognised as cost of digital entertainment revenues.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, including revenue and expenses that relate to transactions with any of the Group’s other components.  All operating segments’ operating results are reviewed regularly by the Board of Directors (the chief operating decision maker) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses and tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment and intangible assets.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

3.	Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 2, Management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions would be reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Group’s accounting policies

Management is of the opinion that any instances of application of judgement are not expected to have a significant effect on the amounts recognised in the financial statements, except for judgements relating to accounting estimates as discussed below.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

a)	Recognition of digital entertainment service revenue

Digital entertainment service revenue is earned via the sale of virtual points, prepaid cards and game packs. Proceeds from the sale of virtual points are deferred when received and revenue is recorded over time when the virtual points are consumed based on estimated life of virtual points. Management determines the estimated useful life of the virtual points based on the weighted average number of days of a user’s payment interval, the average turnover rate of the circulation of virtual point in the Group’s online games and the historical period based on the Group’s previously released online games.

The carrying amount of the Group’s contract liabilities and digital entertainment service revenue are disclosed in Notes 15 and 16 to the financial statements.

b)	Impairment of prepaid licensing and royalty fees

The Group regularly reviews whether there are any indications of impairment and recognises an impairment loss if the carrying amount of the prepaid licensing and royalty fees is lower than its recoverable amount. The determination of recoverable amount is subject to management’s estimation based on the life cycle and sales generated from the online games.

The carrying amount of the Group’s prepaid licensing and royalty fees is disclosed in Note 9 to the financial statements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

4	Property, plant and equipment

	Leasehold improvements	Information and communication equipment	Office furniture and equipment	Equipment under installation	Total
Group	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2017	–	306	–	7	313
Additions	141	3	32	16	192
Reclassification	–	23	–	(23)	–
Effect of movements in exchange rates	–	15	1	–	16
At 31 December 2017	141	347	33	–	521
Additions	–	66	–	–	66
Disposals/Write offs	–	(317)	–	–	(317)
Effect of movements in exchange rates	(2)	(5)	(1)	–	(8)
At 31 December 2018	139	91	32	–	262

Accumulated depreciation
At 1 January 2017	–	306	–	–	306
Depreciation charge to profit or loss	35	1	6	–	42
Effect of movements in exchange rates	–	14	1	–	15
At 31 December 2017	35	321	7	–	363
Depreciation charge to profit or loss	72	20	8	–	100
Disposals/Write offs	–	(317)	–	–	(317)
Effect of movements in exchange rates	–	(4)	(1)	–	(5)
At 31 December 2018	107	20	14	–	141

Carrying amounts
At 31 December 2017	106	26	26	–	158

At 31 December 2018	32	71	18	–	121

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

5	Intangible assets

Purchased software development costs
US$’000
Group
Cost
At 1 January 2017	–
Additions	11
At 31 December 2017	11
Additions	61
Disposals/Write offs	(13)
Effect of movements in exchange rates	5
At 31 December 2018	64

Accumulated amortisation and impairment losses
At 1 January 2017	–
Amortisation for the year	7
Effect of movements in exchange rates	1
At 31 December 2017	8
Amortisation for the year	26
Disposals/Write offs	(13)
Effect of movements in exchange rates	5
At 31 December 2018	26

Carrying amounts
At 31 December 2017	3
At 31 December 2018	38

6	Subsidiaries

	Company
	2018	2017
	US$’000	US$’000

At 1 January	64,650	59,658
Effect of movements in exchange rates	(2,010)	4,992
At 31 December	62,640	64,650

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

Details of the subsidiaries are as follows:

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2018	2017
			%	%
Held by the Company

GigaMedia International Holdings Limited	Holding company	British Virgin Islands	100	100

Held by GigaMedia International Holdings Limited

Cambridge Entertainment Software Limited	Holding company	British Virgin Islands	100	100

GigaMedia (HK) Limited	Holding company	Hong Kong	100	100

GigaMedia Online Entertainment Corp.	Holding company	Cayman Islands	100	100
GigaMedia (Cayman) Limited.	Holding company	Cayman Islands	100	100

Held by FunTown World Limited

FunTown Hong Kong Limited	Online games	Hong Kong	100	100

Held by GigaMedia Online Entertainment Corp.

FunTown World Limited	Holding company	British Virgin Islands	100	100

GigaMedia Freestyle Holdings Limited	Holding company	British Virgin Islands	100	100

GigaMedia (Labuan) Limited	Holding company	Labuan	100	100

Megabiz Limited	Holding company	British Virgin Islands	100	100

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS 31 DECEMBER 2018

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2018	2017
			%	%
Held by GigaMedia (Cayman) Limited.

Hoshin GigaMedia Center Inc.	Online games	Taiwan	100	100

Giga Development Corporation	Holding company	Taiwan	100	100

GigaMedia Cloud Services Co., Ltd.	Cloud computing services	Taiwan	100	100

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	Software development and application services	U.S.A.	–(1)	100

Held by GigaMedia (Labuan) Limited

Leisure Alliance Sdn. Bhd.	Holding company	Malaysia	–(1)	100
Held by Giga Development Corporation

Wen He Investment Ltd.	Holding company	Taiwan	100	100

Held by Hoshin GigaMedia Center IncPlay2gether Digital Technology Co., Ltd.Online gamesTaiwan100100Gaminfinity Publishing Co., Ltd.Online gamesTaiwan100100Held by GigaMedia (HK) LimitedShanghai Pontoon Networking Technology Co., Ltd.Online gamesChina100100

(1) Liquidated in 2018.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

7	Other assets

		Group
	Note	2018	2017
		US$’000	US$’000

Refundable deposits		197	208
Prepaid licensing and royalty fees		637	1,619
Prepaid pension assets	13	56	70
Others		3	4
		917	1,901
Less: Impairment loss on prepaid licensing and royalty fees		(202)	(1,160)
		691	741

Non-current assets		256	282
Current assets		435	459
		691	741

Assessment of impairment of prepaid licensing and royalty fees

The Group recorded prepaid licensing and royalty fees of US$637,000 (2017: US$1,619,000) arising from the purchase of licences for its online games for subsequent financial periods.

At the reporting date, the impairment charge for prepaid licensing and royalty fees relates to certain licensed online games, which the carrying amounts of the related assets were determined not to be recoverable based on their expected life cycle and the forecasted sales.  Based on the assessment, an impairment loss of US$244,000 (2017: US$Nil) was recorded in profit or loss. Movements in allowance for impairment losses on prepaid licensing and royalty fees during the year were as follows:

	Group
	2018	2017
	US$’000	US$’000

At 1 January	1,160	1,386
Impairment loss recognised	244	–
Amounts written off	(1,202)	(226)
At 31 December	202	1,160

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

8	Trade and other receivables

	Group		Company
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000
Trade receivables
-third parties	528	763	–	–
Less: Allowance for doubtful receivables	(5)	(12)	–	–
	523	751	–	–
Other receivables
-subsidiaries	–	–	1,665	1,760
-third parties	3	68	–	–
Prepayments	122	390	–	–
Others	121	125	–	–
	769	1,334	1,665	1,760

Trade balances

The trade amounts are unsecured, interest-free and with an average credit period of
30 days (2017: 30 days).

Loss allowance for trade receivables has been measured at an amount equal to lifetime ECL. The ECL on trade receivables are estimated by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate.

A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities.

The following is an aged analysis of trade receivables at the end of the reporting period, net of loss allowance for trade receivables:

	Group
	2018	2017
	US$’000	US$’000

Current	424	588
Past due 0 – 90 days	92	152
Past due 91 – 180 days	2	1
More than 180 days	5	10
	523	751

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

The table below shows the movement in loss allowance for trade receivables:

	Group
	2018	2017
	US$’000	US$’000

Balance at 1 January	12	32
Charge to profit or loss	23	127
Written off	(29)	(149)
Effect of movements in exchange rates	(1)	2
Balance at 31 December	5	12

For the financial year ended 31 December 2018, the trade receivables have been assessed based on lifetime ECL individually and are not credit impaired.

Other receivables and amounts due from subsidiaries

The non-trade amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

For purpose of impairment assessment, other receivables and amounts due from subsidiaries are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition.

Management estimates the loss allowance on other receivables at an amount equal to 12-month ECL, taking into account the historical default experience, current financial conditions of the counterparties and subsidiaries and the future prospects of the industry of each counterparty and subsidiary.

Based on the assessment, management is of the view that the ECL is insignificant as the credit risk of the counterparties and subsidiaries are low.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

9	Cash and cash equivalents

	Group		Company
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000

Bank balances	59,302	63,664	2,268	2,652
Short-term deposits	524	513	–	–
	59,826	64,177	2,268	2,652

Less: Restricted cash	(518)	(507)
Cash and cash equivalents in the statement of cash flows	59,308	63,670

The weighted average effective interest rate per annum relating to the fixed deposits at the reporting date for the Group is 3.20% (2017: 2.05%).  Depending on the terms of the deposit, interest rates reprice every half-yearly and yearly.

In 2018, restricted cash amounting to US$518,000 (2017: US$507,000) relates to deposits pledged for unutilised game point cards.

10	Share capital

	2018	2017
	No. of shares	No. of shares
	’000	’000
Group and Company
In issue at 1 January and 31 December	11,052	11,052

All issued shares are fully paid, with no par value.

(i)	Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

(ii)	Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business.  In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.  The Group currently does not adopt any formal dividend policy.

There were no changes in the Group’s approach to capital management during the year.

The Group is not subject to externally imposed capital requirements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

11	Reserves

	Group		Company
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000

Share option reserve	12,861	12,858	12,861	12,858
Statutory reserve	1,516	1,516	–	–
Foreign currency translation reserve	(21,199)	(20,869)	(14,563)	(12,429)
	(6,822)	(6,495)	(1,702)	429

Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group.  The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options. The details of the share options are disclosed as follows:

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to 400 thousand ordinary shares of the Company have been reserved for issuance.  The 2007 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan.  The maximum contractual term for the options under the 2007 Plan is 10 years. There were 4,000 shares granted in May 2017. The 2007 Plan has lapsed in June 2017.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2008 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan.  The maximum contractual term for the options under the 2008 Plan is 10 years. No shares have been issued under the 2008 Plan during the current financial year.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to 40 thousand ordinary shares of the Company were reserved for issuance.  Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP.  Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP.  The 2008 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2008 ESPP.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to 300 thousand ordinary shares of the Company have been reserved for issuance.  The 2009 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan.  The maximum contractual term for the options under the 2009 Plan is 10 years. No shares have been issued under the 2009 Plan during the current financial year.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP.  The 2009 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to 200 thousand ordinary shares of the Company have been reserved for issuance.  The 2010 Plan is administered by a committee designated by the board of directors.  The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan.  The maximum contractual term for the options under the 2010 Plan is 10 years. No shares have been issued under the 2010 Plan during the current financial year.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to 40 thousand ordinary shares of the Company have been reserved for issuance.  To be eligible, employees must be regularly employed by the Company or its designated subsidiaries.  Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP.  The 2010 ESPP is administered by a committee designated by the board of directors.  As of the date of this annual report, no shares have been granted or subscribed by qualified employees under the 2010 ESPP.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

Summarised below are the general terms of its share-based compensation plans as of 31 December 2018.

Date granted	Balance at beginning of year	Granted during the year	Expired/ forfeited during the year	Balance at end of year	Options’ exercise price	Exercise period
	’000	’000	’000	’000	US$

29.01.2008	8	–	(8)	–	$80.05	29.01.2008 - 29.01.2018
01.12.2008	68	–	(68)	–	$21.20	01.12.2008 - 19.06.2018
13.05.2010	176	–	–	176	$12.35	13.05.2010 - 13.05.2020
20.05.2011	12	–	–	12	$6.25	20.05.2011 - 20.05.2021
05.01.2012	4	–	–	4	$4.05	05.01.2012 - 05.01.2022
28.10.2013	4	–	–	4	$5.05	28.10.2013 - 28.10.2023
28.03.2014	25	–	–	25	$7.15	28.03.2014 - 28.03.2024
31.03.2015	8	–	(4)	4	$3.85	31.03.2015 - 31.03.2025
05.05.2017	4	–	–	4	$2.90	05.05.2017 - 05.05.2027
	309	–	(80)	229

All options are expected to be settled by issuing new shares. At the end of the financial year, details of the options granted are as follow:

	Number of outstanding share options
Range of exercise price	At beginning of the year	Granted during the year	Expired/ forfeited during the year	Exercised during the year	At end of the year	Weighted average remaining exercise period
	’000	’000	’000	’000	’000
2018
Under US$5	16	–	(4)	–	12	5.87 years
US$5–US$50	285	–	(68)	–	217	1.93 years
US$50–US$100	8	–	(8)	–	–	–
	309	–	(80)	–	229
2017
Under US$5	112	4	(100)	–	16	6.97 years
US$5–US$50	378	–	(93)	–	285	2.35 years
US$50–US$100	123	–	(115)	–	8	0.08 years
	613	4	(308)	–	309

227,000 options (2017: 298,000) out of options 229,000 (2017: 309,000) are exercisable at the end of the year.

As at 31 December 2018, approximately US$1,000 (2017: US$4,000) of unrecognised compensation cost relates to non-vested options.  That cost is expected to be recognised over a period of 1.35 years (2017: 0.94 years).

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

The Company has used the Black-Scholes option-pricing model to derive the fair value of share options granted to employees on the grant date.  There was no share option granted in 2018.  The following summarises the assumptions used for share option granted in 2017:

2017

Option term (years)	6.01
Volatility	48.997%
Weighted average volatility	49%
Weighted average share price	US$2.90
Risk–free interest rate	2.031%
Dividend yield	0%
Weighted-average fair value of option granted during the year	US$1.41

Option term

Option term represents the period of time that they are expected to be outstanding.  Management estimates this based on historical trends.

Expected volatility rate

An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate

The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield

Expected dividend yield is based on the Company’s current dividend yield.

Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock.  As of 31 December 2018 and 2017, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), were US$1.5 million and US$1.5 million, respectively.  The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

12	Deferred tax liabilities

Movement in temporary differences during the year

	At 1 January 2017	Recognised in profit or loss (Note 19)	At 31 December 2017 and 2018
	US$’000	US$’000	US$’000
Group
Deferred tax liabilities
Dividend withholding tax from investees	(1,671)	1,671	–

In October 2017, a subsidiary of the Group in the U.S. resolved to dissolve and liquidate. The subsidiary completed the process and filed final tax return in February 2018. The distributions from the liquidation were deemed capital gains and thus free of dividend withholding tax. Accordingly, the Group reversed the deferred income tax liabilities relating to the withholding obligations upon possible dividend distribution.

As at 31 December 2018, the Group has tax losses carried forward, available to offset against future taxable income, the natures and jurisdictions of which were summarised as follows:

	2018		2017
Jurisdiction	Amount (US$’000)	Expiring year	Amount (US$’000)	Expiring year

Hong Kong	15,721	Indefinite	15,444	Indefinite
Taiwan	32,283	2020-2027	30,952	2020-2027

Deferred tax assets relating to unutilised tax losses has not been recognised due to the unpredictability of future profit streams.  Consequently, the Group did not recognise deferred tax assets of US$11,771,000 (2017: US$10,322,000).

13	Prepaid pension assets

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Defined benefit pension plan

In accordance with the Labor Standards Law of the Republic of China, the Group has a defined benefit pension plan for its employees in Taiwan.  The pension plan covers substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005.  Under the defined benefit pension plan, employees are entitled to twice the monthly salary for each year of service for the first 15 years, and an additional one month for every additional year of service, up to a maximum of 45 months.  The pension payment to employees is computed based on the average monthly salary for the six months prior to approved retirement.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”).  The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan.  The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due.  The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The following provides fund status of the plan and a reconciliation of employee benefits.

	Group
	2018	2017
	US$’000	US$’000

Fair value of plan assets	(376)	(365)
Projected benefit obligation	320	295
Other assets – prepaid pension assets	(56)	(70)

Expense recognised in profit or loss
	Group
	2018	2017
	US$’000	US$’000
Current service costs	–	–
Net interest on net defined benefit liability	(1)	(1)
Employee benefits	(1)	(1)

Movement in the present value of the defined benefit obligations

Projected benefit obligation at 1 January	295	263
Interest cost	5	4
Actuarial loss	30	6
Currency translation difference	(10)	22
Defined benefit obligation at 31 December	320	295

Movement in the fair value of plan assets

Fair value of plan assets at 1 January	365	325
Expected return on plan assets	6	5
Actuarial gains (losses)	8	(1)
Contributions by employer	9	8
Currency translation difference	(12)	28
Fair value of plan assets at 31 December	376	365

Return on plan assets

Expected return on plan assets	6	5
Actuarial gains (losses)	8	(1)
Actual return on plan assets	14	4

Assets Categories
Cash	100%	100%

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

Actuarial assumptions

Weighted-average assumptions used to determine defined benefit obligations as at 31 December 2018 and 2017 were as follows:

	2018	2017

Discount rate	1.375%	1.625%
Rate of compensation increase	2.00%	2.00%

The Group expects to make a contribution of US$8,000 to the Fund in 2019.  The Group expect to make benefit payments of US$1,000 from 2019 to 2023 and US$20,000 from 2024 to 2028.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan and Hong Kong.  Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan.  For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$293 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance.  Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong.  The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,500 (approximately US$191 per individual), to their individual contribution accounts of the authorities monthly.  After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2018 were US$210,000 (2017: US$190,000).

14	Trade and other payables

	Group		Company
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000

Trade payables	104	314	–	–
Accrued expenses	1,433	2,707	206	252
Other payables	367	164	–	–
Trade and other payables	1,904	3,185	206	252

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

15	Contract liabilities

Contract liabilities represent proceeds received from the sale of virtual points and in-game virtual items which have not been consumed by the users or expired.  Contract liabilities are credited to profit or loss and recognised as revenue when the virtual points and virtual in-game items are consumed or expired.

16	Revenue

	Group
	2018	2017
	US$’000	US$’000

Digital entertainment service revenue*	7,101	11,596

* Included in the digital entertainment service revenue is revenue from sale of virtual points amounted to US$5.8 million (2017: US$10.1 million). The digital entertainment service revenue is recognised over time.

As at 31 December 2018, there are unsatisfied performance obligations amounting to US$1,608,000.

17	Other income

	Group
	2018	2017
	US$’000	US$’000

Gain on sale of available-for sale financial asset	–	2
Refund of licensing and royalty fees written off in prior years	–	1,732
Net exchange gain	267	–
Others	61	1
	328	1,735

18	Net finance (expenses) income

	Group
	2018	2017
	US$’000	US$’000
Finance income
Interest income	1,302	602

Finance expenses
Interest expense	–	(34)

Net finance income	1,302	568

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

19	Tax credit

	Group
	2018	2017
	US$’000	US$’000

Deferred tax benefit
Adjustment for prior years	–	1,671

Reconciliation of effective tax rate

Loss before tax	(3,191)	(584)

Tax calculated at 17% (2017: 17%)	543	99
Effect of tax rates in foreign jurisdictions	338	46
Non-deductible expenses	(118)	(240)
Current year losses for which no deferred tax asset was recognised	(1,587)	(117)
Over provision in prior years	–	1,671
Recognition of tax effects of previously unrecognised tax losses	560	544
Others	264	(332)
	–	1,671

20	(Loss) Profit for the year

Other than those disclosed elsewhere in the financial statements, the following items have been included in arriving at loss for the year:

	Group
	2018	2017
	US$’000	US$’000

Employee benefits expense (see below)	4,582	4,364
Amortisation charge on intangible assets	26	7
Depreciation of property, plant and equipment	100	42
Rental expenses	516	600

Employee benefits expense
Wages and salaries	4,308	4,162
Employee equity-settled share-based payment	3	(7)
Employee expense relating to defined benefit and contribution pension plans	210	190
Termination benefits	61	19
	4,582	4,364

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

21	Commitments

Operating leases

The Group leases offices premises under operating leases, where the lease agreements expire in 2021 (2017: 2021).  The following table sets forth the future minimum lease payments required under these operating leases:

	2018	2017
	US$’000	US$’000
Payable:
Within 1 year	450	499
After 1 year but within 5 years	504	967
	954	1,466

Licence agreements

The Group has contractual obligations under various licence agreements to pay the licensors licence fees and minimum guarantees against future royalties.  The following table summarises the committed licensing fees and minimum guarantees against future royalties set forth in the major licences agreements as at year end.

	Licence fees	Minimum guarantees against future royalties	Total
	US$’000	US$’000	US$’000
31 December 2018
Minimum required payments:
Within 1 year	–	200	200

31 December 2017
Minimum required payments:
Within 1 year	-	400	400

The minimum guarantees against future royalties and licence fees are generally not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual licence agreements.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

22	Related parties

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.

Share options granted to key management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 24,000 (2017: 24,911).

Transaction with key management personnel

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity.  The directors are considered as key management personnel of the Group.

Key management personnel compensation comprised:

	Group
	2018	2017
	US$’000	US$’000

Wages and salaries	404	402
Director fee	135	135
Share-based payments	3	2
Other benefit	34	31
	576	570

Other related party transactions

There are no significant related party transactions during 2018 and 2017.

23	Financial instruments

(a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	Group		Company
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000

Financial assets at amortised cost	60,670	65,329	3,933	4,412

Financial liabilities at amortised cost	1,904	3,185	206	252

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

(b)Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit Committee, which is responsible for overseeing the Group’s risk management policies.  The Audit Committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.  The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.  The Audit Committee is assisted in its oversight role by Internal Audit.  Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways:
(1) by bank transfer or credit card and (2) by advanced payment.  The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenue in 2018 and 2017 or of the balance of trade receivables as of 31 December 2018 and 2017.

The credit risk of the Group’s and the Company’s financial assets, which comprise bank deposits and other receivables, represents the maximum exposure to credit risk is the carrying amounts of these instruments.

Cash and cash equivalents are held with reputable financial institutions.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

For trade related balances, the Group has applied the simplified approach in FRS 109 to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Note 8 includes further details on the loss allowance for the trade receivables.

For non-trade related balances, the Group has established a policy to perform an assessment as at 31 December 2018, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1	When other receivables are first recognised, the Group recognised an allowance based on 12 months’ ECL.

Stage 2	When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3	Other receivables considered credit-impaired. The Group records an allowance for the lifetime ECLs.

Management also makes periodic collective assessments for other receivables (including amounts due from subsidiaries) as well as individual assessment on the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables in stage 1 and continuously monitored their credit risk.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group’s and Company’s financial assets and liabilities are due on demand or within one year from the end of the reporting period.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income of the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

Foreign currency risk

The Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are mainly subject to foreign currency risks resulting from fluctuations in exchange rates between the US dollar (USD) and the functional currency.

The Group’s and Company’s exposures to foreign currencies in US dollar equivalent are as follows:

	Group		Company
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000
Group
Financial assets
USD	8,002	3,625	3,933	4,412

Financial liabilities
USD	40	93	40	40

Sensitivity analysis

The following table details the Group’s and Company’s sensitivity to a 10% increase and decrease in the USD against the relevant functional currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

If the USD weakens by 10% against the functional currency of each group entity, profit before tax will increase (decrease by):

	Group		Company
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000
Group

USD	797	353	389	437

If the USD strengthens by 10% against the functional currency of each group entity, profit before tax will decrease (increase) by the same amount above.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s and Company’s financial instruments will fluctuate because of changes in market interest rates. The Group and Company are not exposed to significant interest rate risk.

GIGAMEDIA LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

31 DECEMBER 2018

(c)Fair values of financial assets and financial liabilities

The fair values of current financial assets and liabilities approximate the carrying amounts of those assets and liabilities reported in the statement of financial position due to the relatively short-term maturity of these financial instruments.

24	Segment information

Business segments

For the reportable segment, the Group’s chief operating decision maker reviews internal management reports on at least a quarterly basis. Management assesses the performance of the Group’s operations based on the profit before income tax, total assets and total liabilities which are measured in a manner consistent with that of the consolidated financial statements. The following summary describes the operations in the Group’s reportable segments:

Digital entertainment service:	The development and licensure of digital entertainment products and services and investment in associates and available-for-sale financial assets.

Major Customers

No single customer represented 10 percent or more of the Group’s total revenue in 2018 and 2017.

Geographic Information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of revenue sources.  Segment assets are based on the geographical location of the assets.

Revenue	2018	2017
	US$’000	US$’000

Taiwan	2,958	2,349
Hong Kong	4,143	9,247
Total	7,101	11,596

Non-current assets

Taiwan	340	79
Hong Kong	75	364
	415	443